SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June 2005

                          EXCEL MARITIME CARRIERS LTD.
                 (Translation of registrant's name into English)

                             67 Akti Miaouli Street
                                  18537 Piraeus
                                     Greece

                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Attached hereto as Exhibit 1 is a press release dated June 27, 2005 announcing the sale of one of its vessels and the acquisition of a new vessel by Excel Maritime Carriers Ltd. (the "Company").

ADDITIONAL INFORMATION

     None.

Exhibit 1

[GRAPHIC OMITTED][GRAPHIC OMITTED]
NEWS RELEASE for June 27, 2005 at 7:35 AM EDT
---------------------------------------------
Contact:       Allen & Caron Inc                  Christopher Georgakis, CEO
               Michael Mason (investors)          Excel Maritime Carriers Ltd
               michaelm@allencaron.com            info@excelmaritime.com
               Brian Kennedy (media)              +30 210 45 98 692
               brian@allencaron.com
               212 691 8087

                 EXCEL MARITIME AGREES TO SELL CAPE SIZE VESSEL
                   AND ACQUIRES ONE MORE PANAMAX BULK CARRIER

PIRAEUS, GREECE (June 27, 2005) ... Excel Maritime Carriers Ltd (Amex: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargo, announced today that it has agreed to sell MV "Fighting Lady," a Cape size bulk carrier built in 1983. The vessel was acquired by Excel in 1999.

     The Company anticipates that the gain realized from the sale will be approximately US $18.7 million.

     In addition, the Company announced that it has acquired and taken physical delivery of one more Panamax bulk carrier. The vessel, to be renamed "Rodon," is a Panamax dry bulk carrier of 73,670 dwt built in 1993 in Korea.

     Following the sale of MV "Fighting Lady" and the acquisition of MV "Rodon," the Company will have a fleet of 18 vessels with a deadweight capacity of 1,112 million and an average age of 13.24 years.

     Georgakis commented, "We are pleased to be reporting the sale of MV "Fighting Lady," which was due for Special Survey in the fourth quarter of this year and the redeployment of the proceeds for the acquisition of MV "Rodon," a vessel that is younger by 10 years. This acquisition is in line with the Company's continued expansion plans of acquiring more and younger vessels".

About Excel Maritime Carriers Ltd
---------------------------------
     The Company is an owner and operator of 18 dry bulk carriers with a total carrying capacity of 1,112,070 dwt, after having taken delivery of all new acquisitions, and a provider of worldwide seaborne transportation services for dry bulk cargo. This includes commodities such as iron ore, coal, grains, as well as bauxite, fertilizers and steel products. The Company was incorporated in 1988 under the laws of Liberia.

     The following table represents the existing fleet together with the new acquisitions:

Existing Fleet
Name                  Dwt          Year Built       Type       Delivery Date

Almar I                 107,140      1979        Capesize
--------------------------------------------------------------------------------

Isminaki                 74,577      1998         Panamax
Birthday                 71,504      1993         Panamax
Powerful                 70,083      1994         Panamax
Renuar                   70,128      1993         Panamax
Elinakos                 73,751      1997         Panamax
First Endeavour          69,111      1994         Panamax

Happy Day                71,694      1997         Panamax
Angela Star              73,798      1998         Panamax
Rodon                    73,670      1993         Panamax
--------------------------------------------------------------------------------
Princess I               38,858      1994        Handymax

Lady                     41,090      1985        Handymax
Swift                    37,687      1984        Handymax
Goldmar                  39,697      1984        Handymax
Emerald                  45,572      1998        Handymax
Attractive               41,524      1985        Handymax
Marybelle                42,552      1987        Handymax
--------------------------------------------------------------------------------

Total                 1,042,436
--------------------------------------------------------------------------------

New Acquisitions

Forteza                  69,634      1993         Panamax      Early July 2005

Total                    69,634
--------------------------------------------------------------------------------

Grand Total           1,112,070
===========           =========

Forward Looking Statement
-------------------------
     This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters.. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                     # # # #

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                          EXCEL MARITIME CARRIERS LTD.
                                  (registrant)


Dated:  June 27, 2005                         By: /s/ Christopher J. Georgakis
                                                  ----------------------------
                                                     Christopher J. Georgakis
                                                     President and
                                                     Chief Executive Officer
02545.0001 #582631